MiX Telematics Limited

Howick Close

Waterfall Park, Midrand, South Africa 1686

February 18, 2016

VIA EDGAR AND FAX

Securities and Exchange Commission

100 F Street, N.E.

Mailstop 4561

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	MiX Telematics Limited
Form 10-K for the fiscal year ended March 31, 2015
Filed June 26, 2015
File No. 001-36027

Dear Mr. Crispino:

MiX Telematics Limited (the “Company”) hereby requests an extension to March 18, 2016 to respond to the Staff’s comment letter dated February 12, 2016 with respect to the Company’s Annual Report on Form 20-F for the year ended March 31, 2015.

If you have any questions regarding the foregoing, please do not hesitate to call me at (27) 11-654-8000.

Sincerely,

Megan Pydigadu
Group Chief Financial Officer

cc: Marjorie S. Adams, DLA Piper LLP (US)